Exhibit 99.2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Roadway Corporation and Subsidiaries

The period January 1, 2003 to December 11, 2003

with Report of Independent Auditors

Report of Independent Auditors

To the Board of Directors and Shareholder of

Roadway Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheet of Roadway Corporation and subsidiaries as of December 11, 2003, and the related statements of consolidated operations, parent company investment, and cash flows for the period January 1, 2003 to December 11, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Corporation and subsidiaries at December 11, 2003, and the consolidated results of their operations and their cash flows for the period January 1, 2003 to December 11, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Akron, Ohio

January 22, 2004

Roadway Corporation and Subsidiaries

Consolidated Balance Sheets

December 11, 2003
(In Thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$106,307
Accounts receivable, (including retained interest in securitized receivables in 2002), net	356,519
Prepaid expenses and supplies	19,838
Deferred income taxes	20,360
Assets of discontinued operations	—

Total current assets	503,024
Carrier operating property, at cost	1,486,064
Less allowance for depreciation	995,439

Net carrier operating property	490,625
Goodwill, net	286,693
Deferred income taxes	38,353
Other assets	46,494

Total assets	$1,365,189

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$303,741
Salaries and wages	139,572
Current portion of long-term debt	—
Freight and casualty claims payable	57,962
Liabilities of discontinued operations	—

Total current liabilities	501,275

Long-term liabilities:
Casualty claims and other	63,833
Deferred income taxes	6,894
Accrued pension and postretirement health care	149,771
Long-term debt	225,000

Total long-term liabilities	445,498

Shareholders’ equity:
Preferred stock:
Authorized—20,000,000 shares; issued—none	—
Common stock—$.01 par value:
Authorized—100,000,000 shares; issued—20,556,714 shares	206
Additional paid-in capital	56,560
Retained earnings	364,431
Accumulated other comprehensive loss	(2,781)
Unearned portion of restricted stock awards	—
Treasury shares (0 shares in 2003 and 1,188,124 shares in 2002)	—

Total shareholders’ equity	418,416

Total liabilities and shareholders’ equity	$1,365,189

See accompanying notes.

Roadway Corporation and Subsidiaries

Consolidated Statements of Operations

January 1 to December 11, 2003
(In Thousands, except share data)
Revenue	$3,052,119

Operating expenses:
Salaries, wages and benefits	1,946,709
Operating supplies and expenses	514,050
Purchased transportation	314,435
Operating taxes and licenses	77,057
Insurance and claims	60,080
Provision for depreciation	69,782
Net (gain) loss on sale of carrier operating property	(2,572)
Compensation and other expense related to the Yellow transactions	53,734

Total operating expenses	3,033,275

Operating income from continuing operations	18,844

Other (expense) income:
Interest expense	(19,327)
Other, net	(15,481)

(34,808)

Income (Loss) from continuing operations before income taxes	(15,964)
Provision for income taxes	12,626

Income (Loss) from continuing operations	(28,590)
Income (Loss) from discontinued operations	(155)

Net income (loss)	$(28,745)

Basic earnings per share from:
Continuing operations
Discontinued operations
Basic earnings per share

Diluted earnings per share from:
Continuing operations
Discontinued operations
Diluted earnings per share

Dividends declared per share	$0.20

See accompanying notes.

Roadway Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity

	Total	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Unearned Portion of Restricted Stock Awards	Treasury Shares
	(In Thousands)
Balance at December 31, 2002	387,869	206	35,559	397,173	(10,090)	(12,896)	(22,083)

January 1 to December 11, 2003
Net loss	(28,745)			(28,745)
Foreign currency translation adjustments	7,047				7,047
Derivative fair value adjustments	262				262

Total comprehensive loss	(21,436)
Dividends declared	(3,997)			(3,997)
Treasury stock activity—net	22,083						22,083
Restricted stock award activity	33,897		21,001			12,896

Balance at December 11, 2003	$418,416	$206	$56,560	$364,431	$(2,781)	$—	$—

See accompanying notes.

Roadway Corporation and Subsidiaries

Consolidated Statements of Cash Flows

January 1, to December 11, 2003
(In Thousands)
Cash flows from operating activities
Net (loss) income	$(28,745)
Less: (loss) income from discontinued operations	(155)

(Loss) income from continuing operations	(28,590)
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	83,348
(Gain) loss on sale of carrier operating property	(2,572)
Stock award amortization	20,500
Changes in assets and liabilities from continuing operations:
Accounts receivable	(26,302)
Other assets	(6,259)
Accounts payable and accrued items	30,748
Long-term liabilities	6,815

Net cash provided by continuing operations	77,688

Cash flows from investing activities
Business acquisitions, net of cash acquired	—
Issuance of long-term note receivable	(8,000)
Purchases of carrier operating property	(58,051)
Proceeds from sales of carrier operating property	10,663
Proceeds from business disposal	55,430

Net cash provided (used) by investing activities	42

Cash flows from financing activities
Sale of accounts receivable	—
Long-term debt (payments) proceeds	(82,216)
Debt issuance costs	—
Net dividends paid	(3,964)
Transfers from discontinued operation	—
Treasury stock activity—net	7,508

Net cash (used) provided by financing activities	(78,672)
Effect of exchange rate changes on cash	358

Net (decrease) increase in cash and cash equivalents from continuing operations	(584)
Net (decrease) increase in cash and cash equivalents from discontinued operations	(38)
Cash and cash equivalents at beginning of year	106,929

Cash and cash equivalents at end of year	$106,307

See accompanying notes.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 11, 2003

1. Nature of Operations and Basis of Presentation

Roadway Corporation (the Company) is a holding company with two primary operating entities, Roadway Express, Inc. and Roadway Next Day Corporation. The Company announced on July 8, 2003 that a definitive agreement had been signed under which Yellow Corporation would acquire Roadway Corporation. On December 12, 2003, the transaction was completed for approximately $1.1 billion, based on a fixed exchange ratio of 1.752 and a 20-day average price per share of $31.51 for Yellow common stock in a half cash, half stock transaction. As a result, effective end of day December 11, 2003 the Company ceased being a separate Registrant with the Securities and Exchange Corporation. Approximately 75% of the Company’s employees are represented by various labor unions, primarily the International Brotherhood of Teamsters (IBT). The current agreement with the IBT expires on March 31, 2008.

Effective May 30, 2001, holders of common stock of Roadway Express, Inc. became holders of an identical number of shares of common stock of Roadway Corporation, and Roadway Express, Inc. became a wholly owned subsidiary of Roadway Corporation (the Reorganization). The Reorganization was effected by a merger pursuant to Section 251(g) of the Delaware General Corporation Law, which provides for the formation of a holding company structure without a vote of the shareholders of the Company. The assets and liabilities of Roadway Corporation and its subsidiaries were the same on a consolidated basis after the merger as the assets and the liabilities of Roadway Express, Inc. immediately before the merger.

Roadway Express, Inc. and subsidiaries (Roadway Express) provides long-haul, less-than-truckload (LTL) freight services in North America and offers services to more than 100 countries worldwide in a single business segment.

Roadway Next Day Corporation (Roadway Next Day), formerly known as Arnold Industries, Inc. (Arnold), was acquired on November 30, 2001 and provides regional next-day LTL, and truckload (TL) freight services in two business segments, New Penn Motor Express, Inc. (New Penn) and Arnold Transportation Services (ATS), respectively. On December 26, 2002, the Company entered into an agreement to sell ATS, the TL subsidiary of Roadway Next Day. The transaction was completed on January 23, 2003. No significant gain or loss occurred as a result of this transaction. The Company has reported ATS as a discontinued operation for all periods presented and Roadway Next Day now operates in one business segment, regional next-day LTL (see Notes 3 and 4).

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Depreciation

Depreciation of carrier operating property is computed by the straight-line method based on the useful lives of the assets. The useful life of structures ranges from 15 to 33 years, and equipment from 3 to 10 years. Major maintenance expenditures that extend the useful life of carrier operating equipment are capitalized and depreciated over 2 to 5 years.

Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate their fair value due to the short-term nature of these instruments.

The carrying value of the Company’s senior term loan approximates fair value as these financial instruments bear interest at variable rates based on LIBOR or the prime rate. The $225,000,000 in senior notes had an approximate fair value of $249,165,000 at December 11, 2003, based on quoted market prices.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

The Company recognizes all derivative financial instruments as either assets or liabilities at fair value in the balance sheet. The Company’s use of derivative financial instruments is limited principally to interest rate swaps on certain trailer leases as part of its overall risk management policy. The interest rate swaps have been designated as cash flow hedges under Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. Under the provisions of SFAS No. 133, changes in the fair value of interest rate swaps are recognized in other comprehensive income in the statement of shareholders’ equity until such time as the hedged items are recognized in net income. Due to the Company’s limited use of derivatives, the fair value of these financial instruments, a liability of $64,000 net of tax, has not been separately disclosed on the balance sheet (see Note 10).

Receivable Sales

Prior to December 11, 2003, the Company sold receivables in securitization transactions, and retained an equity interest in the receivables pool, servicing rights, and a cash reserve account. These constituted the retained interests in the securitized receivables. The estimated fair value was based on the present value of the expected cash flows, which approximated face value adjusted for allowances for anticipated losses. The Company terminated the agreement on December 11, 2003 (see Note 11).

Concentration of Credit Risks

The Company sells services and extends credit based on an evaluation of the customer’s financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

Goodwill

Goodwill represents costs in excess of net assets of acquired businesses, which prior to January 1, 2002, was amortized using the straight-line method primarily over a period of 20 years.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the purchase method for all business combinations initiated after June 30, 2001. SFAS No. 141 also clarifies the criteria for recognition of intangible assets separately from goodwill. Under SFAS No. 142, separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 also eliminates the amortization of goodwill and indefinite-lived intangible assets for assets acquired after June 30, 2001, and all other goodwill on January 1, 2002.

As of December 11, 2003, the Company had net unamortized goodwill of $286,693,000, including $269,093,000 of goodwill recorded in connection with the Company’s acquisition of Roadway Next Day on November 30, 2001 (see Note 3). Amortization of previously existing goodwill resulting from the Company’s earlier acquisitions was ended effective January 1, 2002. Goodwill amortization was zero in 2003. If the provisions of SFAS No. 142 were effective January 1, 2001, the elimination of goodwill amortization would have resulted in an increase to net income of $560,000 ($0.03 per share–diluted) in 2001. The Company completed the required annual goodwill impairment test under SFAS No. 142 for all reporting units effective June 15, 2003 which did not indicate any impairment.

Casualty Claims Payable

Casualty claims payable represent management’s estimates of claims for property damage and public liability and workers’ compensation. The Company manages casualty claims with assistance of a third party administrator (TPA) along with oversight by a major risk management provider. The Company is self-insured for these claims with retention generally limited to $3,000,000. The liability balances are closely monitored by the Company and its TPA using adjuster evaluations of each claim and a statistical benchmarking database for analysis of reserve accuracy. Expenses resulting from workers’ compensation claims are included in salaries, wages, and benefits in the accompanying statements of consolidated income.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

Revenue Recognition

Roadway recognizes revenue on the date that freight is delivered to the consignee at which time all services have been rendered. In addition, all related expenses are recognized as incurred. Roadway recognizes revenue on a gross basis since the Company is the primary obligor in the arrangement, even if the Company uses other transportation service providers who act on their behalf, because the Company is responsible to the customer for complete and proper shipment, including the risk of physical loss or damage of the goods and cargo claims issues. In addition, Roadway retains all credit risk.

Foreign Currency Translation

Income statement items are translated at average currency exchange rates. Transaction gains and losses are included in determining net income. All balance sheet accounts of foreign operations are translated at the current exchange rate as of the end of the period. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Use of Estimates in the Financial Statements

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flow associated with the asset would be compared to the asset’s carrying amount to determine if a write-down is required. No impairment charge was required for any period presented.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

Discontinued Operations

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which establishes a single accounting model to be used for the impairment or disposal of long-lived assets. Effective January 1, 2002, the Company adopted SFAS No. 144. The Company has reported the operations of ATS as a discontinued operation in the accompanying financial statements and, unless otherwise stated, the notes to the financial statements for all years presented exclude the amounts related to this discontinued operation.

3. Business Acquisition

On November 30, 2001, the Company acquired Arnold Industries, Inc. (Arnold), subsequently named Roadway Next Day Corporation, for cash consideration of $559,839,000, including direct acquisition costs. Included in the acquired assets of Arnold was $50,763,000 in cash, which was used to partially finance the acquisition. Also on November 30, 2001, concurrent with the acquisition of Arnold, the Company sold Arnold’s logistics business (ARLO) to members of the ARLO management team for $105,010,000 in cash. The net acquisition consideration of $427,160,000, which included $23,094,000 in income taxes paid by the Company primarily as a result of the sale of ARLO, was financed with borrowings under a new credit facility, proceeds from an accounts receivable securitization, the issuance of $225,000,000 in senior notes, and available cash.

Roadway Next Day operates in the motor carrier industry, principally in the eastern United States, and provides next-day LTL and TL services. Roadway Next Day’s trucking activities are conducted by its subsidiaries, New Penn and ATS. New Penn is a leading regional next-day ground LTL carrier operating primarily in New England and the Middle Atlantic states. ATS operates as an inter-regional irregular route and dedicated TL carrier, conducting operations east of the Mississippi and in the southwestern United States.

The acquisition of Roadway Next Day was accounted for as a purchase business combination and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. The excess of the purchase price paid over the fair value of the net assets acquired, totaling approximately $269,093,000, has been recorded as goodwill. The purchase price allocation reflected in these financial statements for the acquisition has been finalized and is based in part on the results of an independent appraisal of the assets acquired and liabilities assumed. Upon the finalization of the valuation process, $5,630,000 of the amount initially classified as goodwill in the financial statements was reclassified to other tangible and identifiable intangible assets acquired, based on their estimated fair values at the date of the acquisition.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

4. Discontinued Operations

On December 26, 2002, the Company entered into an agreement to sell ATS to a management group led by the unit’s president and a private equity firm, for approximately $55,000,000, consisting of $47,000,000 in cash and an $8,000,000 note. The ATS business segment was acquired as part of the Company’s purchase of Roadway Next Day in November 2001, but did not fit the Company’s strategic focus of being a LTL carrier. The transaction was completed on January 23, 2003. The Company did not recognize a significant gain or loss as a result of this transaction. The Company has reported the operations of ATS as a discontinued operation in the accompanying financial statements and, unless otherwise stated, the notes to the financial statements for all years presented exclude the amounts related to this discontinued operation.

The following table presents revenue and income from the discontinued operation for the period January 1, 2003 to December 11, 2003. The 2003 amounts include the results of operations only through the disposal date, January 23, 2003.

January 1 to December 11 2003
(In Thousands)
Revenue	$9,267

Pre-tax income from discontinued operations	$198
Income tax expense	51

Income from discontinued operations	$147

Assets and liabilities of the discontinued operation were as follows:

December 31 2002
(In Thousands)
Assets:
Current assets	$22,025
Net carrier operating property	64,065
Other assets	1,341

Total assets	$87,431

Liabilities:
Current liabilities	$8,104
Long-term liabilities	24,303

Total liabilities	32,407

Net assets of discontinued operations	$55,024

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5. Segment Information

The Company provides freight services primarily in two business segments: Roadway Express and New Penn. Prior to the acquisition of Roadway Next Day in November 2001, the Company operated only in the Roadway Express segment. The Roadway Express segment provides long-haul LTL freight services in North America and offers services to more than 100 countries worldwide. The New Penn segment provides regional, next-day ground LTL freight service operating primarily in New England and the Middle Atlantic states.

The Company’s reportable segments are identified based on differences in products, services, and management structure. Operating income is the primary measure used by our chief operating decision-maker in evaluating segment profit and loss and in allocating resources and evaluating segment performance. Business segment assets consist primarily of customer receivables, net carrier operating property, and goodwill.

The following tables present information about reported segments for the period January 1, 2003 to December 11, 2003.

	January 1 to December 11, 2003
	Roadway Express	New Penn	Total
	(In Thousands)
Revenue	$2,845,457	$206,708	$3,052,165
Operating expenses:
Salaries, wages and benefits	1,801,170	136,861	1,938,031
Operating supplies	494,459	30,103	524,562
Purchased transportation	312,340	2,095	314,435
Operating taxes and licenses	70,785	5,815	76,600
Insurance and claims	57,032	2,399	59,431
Depreciation	59,993	9,107	69,100
Net (gain) loss on sale of operating property	(2,533)	(39)	(2,572)
Compensation and other expense related to the Yellow acquisition	50,393	3,341	53,734

Total operating expenses	2,843,639	189,682	3,033,321

Operating income	$1,818	$17,026	$18,844

Total assets	$891,392	$406,190	$1,297,582
Goodwill	$17,599	$268,894	$286,493

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5. Segment Information (continued)

Reconciliation of segment operating income from continuing operations to consolidated income from continuing operations before taxes:

January 1 to December 11 2003
(In Thousands)
Segment operating income from continuing operations	$18,844
Interest (expense)	(19,327)
Other (expense), net	(15,481)

Consolidated (loss) income from continuing operations before income taxes	$(15,964)

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5. Segment Information (continued)

Reconciliation of total segment assets to total consolidated assets:

Dec. 11, 2003
(In Thousands)
Total segment assets	$1,297,582
Assets of discontinued operations	—
Unallocated corporate assets	77,399
Elimination of intercompany balances	(9,792)

Consolidated assets	$1,365,189

6. Carrier Operating Property

Carrier operating properties consist of the following:

Dec. 11, 2003
(In Thousands)
Land	$110,997
Structures	462,399
Revenue equipment	633,783
Other operating property	278,885

Carrier operating property, at cost	1,486,064
Less allowance for depreciation	995,439

Net carrier operating property	$490,625

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7. Accounts Payable

Items classified as accounts payable consist of the following:

Dec. 11, 2003
(In Thousands)
Trade and other payables	$192,300
Drafts outstanding	41,378
Income taxes payable	—
Taxes, other than income	30,497
Multi-employer health, welfare, and pension plans	39,567

Accounts payable	$303,742

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8. Income Taxes

The provision (benefit) for income taxes consists of the following:

January 1 to December 11 2003
(In Thousands)
Current taxes:
Federal	$7,917
State	3,147
Foreign	4,751

15,815
Deferred taxes:
Federal	(2,753)
State	(435)
Foreign	(1)

(3,189)

Provision for income taxes	$12,626

In addition to the 2003 provision for income taxes of $12,626,000, income tax benefits of $7,701,000 were allocated directly to shareholders’ equity related to the Company’s restricted stock awards. Income tax payments were $45,431,000 in 2003.

Income (loss) before income taxes consists of the following:

January 1 to December 11 2003
(In Thousands)
Domestic	$(28,810)
Foreign	12,846

Income before income taxes	$(15,964)

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8. Income Taxes (continued)

Significant components of the Company’s deferred taxes are as follows:

Dec. 11, 2003
(In Thousands)
Deferred tax assets:
Freight and casualty claims	$40,190
Retirement benefit liabilities	51,964
Accrued employee benefits	28,808
Other	10,207
Valuation allowance	(1,930)

Total deferred tax assets	129,239

Deferred tax liabilities:
Depreciation	48,418
Multi-employer pension plans	28,653
Other	349

Total deferred tax liabilities	77,420

Net deferred tax assets	$51,819

At December 11, 2003, the Company had approximately $5,563,000 of foreign operating loss carry forwards, which have expiration dates ranging from 2009 to 2011. For financial reporting purposes, a valuation allowance of $1,930,000 has been recognized to offset the deferred tax asset relating to certain foreign operating loss carry forwards.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8. Income Taxes (continued)

The income tax resulting from the effective tax rate differs from the income tax calculated using the federal statutory rate as set forth in the following reconciliation:

January 1 to December 11 2003
Federal statutory tax	$(5,587)
State income taxes, net of federal tax benefit	1,763
Non-deductible operating costs	2,375
Excise Taxes	3,150
Yellow Transaction cost	4,590
Section 280G Limitations	5,386
Impact of foreign operations	(7)
Other, net	956

Effective tax	$12,626

9. Employee Benefit Plans

Multi-employer Plans

The Company charged to operations $175,349,000 in 2003 for contributions to multi-employer pension plans for employees subject to labor contracts. The Company also charged to operations $198,978,000 in 2003 for contributions to multi-employer plans that provide health and welfare benefits to employees and certain retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multi-employer Pension Plan Amendment Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan’s unfunded vested liability. Management has no intention of changing operations so as to subject the Company to any material obligation.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Employee Benefit Plans (continued)

Retirement Plans

The following tables set forth the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets for the defined benefit pension and postretirement health care benefit plans as of December 11, 2003:

	Pension Benefits 2003	Health Care Benefits 2003
	(In Thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$386,564	$49,160
Service cost	17,621	1,752
Interest cost	23,680	2,983
Actuarial losses	56,824	1,351
Benefits paid	(27,508)	(2,312)

Benefit obligation at end of year	457,181	52,934

Change in plan assets
Fair value of plan assets at beginning of year	241,324	—
Actual return on plan assets	66,785	—
Benefits paid	(27,508)	—

Fair value of plan assets at end of year	280,601	—

Funded status
Plan assets less than projected benefit obligation	176,580	52,934
Unamortized:
Net actuarial (loss)	(45,250)	(15,042)
Net asset at transition	7,053	—
Prior service (cost) benefit	(41,926)	15,422

Accrued benefit cost	$96,457	$53,314

Plan assets are primarily invested in listed stocks, bonds, and cash equivalents.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Employee Benefit Plans (continued)

The following table summarizes the assumptions used and the related benefit cost information:

	Pension Benefits 2003	Health Care Benefits 2003
	(Dollars in Thousands)
Weighted-average assumptions
Discount rate	6.25%	6.25%
Future compensation	3.25%	—
Expected long-term return on plan assets	8.50%	—

Components of net periodic benefit cost
Service cost	$17,621	$1,752
Interest cost	23,680	2,983
Expected return on plan assets	(18,968)	—
Amortization of:
Prior service cost (benefit)	5,191	(1,779)
Net asset gain at transition	(1,319)	—
Unrecognized gain	128	537

Net periodic benefit cost	$26,333	$3,493

For measurement purposes, the Company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 10.5% for 2004 declining gradually to 5.0% in 2010 and thereafter.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Employee Benefit Plans (continued)

A decrease in the assumed health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation by $5,938,000 and the service and interest cost components by $618,000 as of December 11, 2003. A one percentage point increase in the assumed health care cost trend rate would have no effect on the accumulated postretirement benefit obligation or the service and interest cost components. The Company’s policy regarding the management of health care costs passes increases beyond a fixed threshold to the plan participants.

The Company charged to operations $10,811,000 in 2003 relating to its defined contribution 401(k) plans. These plans cover employees not subject to labor contracts. Annual contributions are related to the level of voluntary employee participation.

10. Leases

The Company leases certain terminals and revenue equipment under noncancellable operating leases requiring minimum future rentals aggregating $104,331,000 payable as follows: 2004—$37,850,000; 2005—$25,296,000; 2006—$15,760,000; 2007—$10,602,000; 2008—$6,839,000 and thereafter $7,984,000. Rental expense for operating leases was $51,770,000 in 2003.

The Company has an interest rate swap agreement with major commercial banks to fix the interest rate of its trailer leases from variable interest rates principally based on LIBOR. The value of the leases upon which the payments are based was not changed. The agreement, which expires in 2004, fixes the Company’s interest costs at 5.62% on leases with a notional amount of $5,912,000.

The fair value of the Company’s interest rate swaps at December 11, 2003 is a liability of approximately $64,000, net of income taxes, and has been determined using proprietary financial models developed by the lending institutions which are counterparties to the swap arrangements. As a result of declining interest rates throughout 2003 the Company recognized incremental interest expense of approximately $425,000, which is included in interest expense in the accompanying financial statements. The ineffective portions of the Company’s interest rate swap agreements were not material.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11. Sale of Accounts Receivable

Accounts receivable consist of the following:

December 11 2003
(In Thousands)
Accounts receivable	$362,634
Retained interest in securitized accounts receivable	—
Allowance for doubtful accounts	(6,115)

$356,519

On November 21, 2001, Roadway Express entered into an accounts receivable securitization agreement which matures in 2004, to finance up to $200,000,000 (total commitment) of its domestic accounts receivable. Under this arrangement, undivided interests in Roadway Express’ domestic accounts receivable are sold through a special purpose entity (SPE), a wholly owned subsidiary of the Company, without recourse, to a financial conduit. The proceeds were used to partially fund the acquisition of Roadway Next Day and are reported as financing cash flows in the Statement of Consolidated Cash Flows.

The accounts receivable are sold at a discount from the face amount to pay investor yield (LIBOR) on the undivided interests sold to the conduit, for utilization fees (0.25% of the undivided interest sold), and for program fees (0.50% of the total commitment). The discount from the face amount for accounts receivable sold by Roadway Express in 2003 aggregated $5,156,000 and was directly offset by a gain on allowance for accounts receivable discounts upon the consolidation of the SPE. The financing fees recognized in conjunction with the sale of accounts receivable was $2,372,000 in 2003.

The arrangement provides that new Roadway Express accounts receivable are immediately sold to the SPE. The Company, through its SPE, retains the risk of credit loss on the receivables and, accordingly the full amount of the allowance for doubtful accounts has been retained on the Consolidated Balance Sheet. The conduit has collection rights to recover payments from the receivables in the designated pool and Roadway Express retains collection and administrative responsibilities for the undivided interests in the pool.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11. Sale of Accounts Receivable (continued)

This agreement was terminated on December 11, 2003 immediately prior to Yellow’s acquisition of the company. Yellow satisfied our liability to the financial conduit, and we have recorded the resultant obligation to Yellow as a current liability.

The following transactions occurred between Roadway Express and the SPE in 2003: proceeds from the accounts receivable sales, $2,727,878,000; servicing fees received, $1,863,000; payments received on investment in accounts receivable, $2,720,975,000.

12. Financing Arrangements

At December 11, 2003, the Company’s consolidated debt consists of the following:

December 11 2003
(In Thousands)
Revolving credit facilities	$—
Senior term loan	—
8.25% senior notes due 2008	225,000

Sub-total	225,000
Less current portion	—

Long-term debt	$225,000

At December 31, 2002, the Company had in place a senior revolving credit facility with a sublimit for letters of credit that expired November 30, 2006. The credit facility was terminated effective December 11, 2003 upon consummation of the Yellow transaction. The original amount of the senior revolving credit facility was $150,000,000 with a $100,000,000 sublimit for letters of credit, which was amended on August 6, 2002. The result of the amendment increased the senior revolving credit facility to $215,000,000 and increased the sublimit for letters of credit to $165,000,000. Pricing under the revolving credit facility is at a fluctuating rate based on the alternate base rate as determined by Credit Suisse First Boston (CSFB) or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. In addition, there is a commitment fee of 0.40% on undrawn amounts.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

12. Financing Arrangements (continued)

The credit facility also included a $175,000,000 Senior term loan, which was drawn in full to partially fund the acquisition of Arnold. After-tax proceeds of $75,000,000 from the sale of ARLO were used to pay down borrowings on this facility in 2001. Pricing under the term loan was at a fluctuating rate based on the alternate base rate as determined by CSFB or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. Prior to the acquisition by Yellow, the Company paid the Senior term loan in full.

Also in connection with the acquisition of Roadway Next Day on November 30, 2001, the Company issued $225,000,000 of 8.25% senior notes due December 1, 2008. Interest is due semi-annually on June 1st and December 1st.

In addition, the Company’s Canadian subsidiary has $10,000,000 available for borrowing under a secured revolving line of credit and bankers’ acceptances. Borrowings are payable upon demand and bear interest at either the bank’s prime lending rate, U.S. dollar base rate in Canada, or LIBOR plus 1.50% for periods up to 180 days. At December 11, 2003, no amounts were outstanding on this facility.

The financing arrangements include covenants that require the Company to comply with certain financial ratios, including leverage and fixed-charge coverage ratios, and maintenance of a minimum level of tangible net worth. As of December 11, 2003, the Company was in compliance. Interest expense, which approximates interest paid, amounted to $19,327,000 in 2003.

13. Contingencies

The Company has received notices from the Environmental Protection Agency (EPA) that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (Superfund) at certain hazardous waste sites. Such designations are made regardless of the Company’s limited involvement at each site. The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share. The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Based on its investigations, the Company believes that its obligation with regard to these sites is not significant, although there can be no assurances in this regard.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

13. Contingencies (continued)

The Company’s former parent, Caliber System, Inc., formerly known as Roadway Services, Inc (which was subsequently acquired by FDX Corporation, a wholly owned subsidiary of FedEx Corporation), is currently under examination by the Internal Revenue Service for tax years 1994 and 1995 (years prior to the spin-off of the Company). The IRS has proposed substantial adjustments for these tax years for multi-employer pension plan deductions. The IRS is challenging the timing, not the validity of these deductions. The Company is unable to predict the ultimate outcome of this matter; however, its former parent intends to vigorously contest these proposed adjustments.

Under a tax sharing agreement entered into by the Company and its former parent on January 2, 1996 (the date of the spin-off), the Company is obligated to reimburse the former parent for any additional taxes and interest that relate to the Company’s business prior to the spin-off. The amount and timing of such payments is dependent on the ultimate resolution of the former parent’s disputes with the IRS and the determination of the nature and extent of the obligations under the tax sharing agreement. On January 16, 2003, the Company made a $14,000,000 payment to its former parent under the tax sharing agreement for taxes and interest related to certain of the proposed adjustments for tax years 1994 and 1995.

We estimate the possible range of the remaining payments that may be due to the former parent to be approximately $0 to $16,000,000 in additional taxes and $0 to $11,000,000 in related interest, net of tax benefit. The Company has established certain reserves with respect to these proposed adjustments. There can be no assurance, however, that the amount or timing of any liability of the Company to the former parent will not have a material adverse effect on the Company’s results of operations and financial position.

Various legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will have no material adverse effect on the financial position or results of operations of the Company.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14. Guarantees of the Roadway Corporation Senior Notes

The following condensed consolidating financial statements set forth the Company’s balance sheets as of December 11, 2003 and the statements of operation and statements of cash flows for the period January 1, 2003 to December 11, 2003. In the following schedules “Parent Company” refers to Roadway Corporation, “Guarantor Subsidiaries” refers to non-minor domestic subsidiaries, and “Non-guarantor subsidiaries” refers to foreign and minor domestic subsidiaries and “Eliminations” represent the adjustments necessary to (a) eliminate intercompany transactions and (b) eliminate the investments in the Company’s subsidiaries.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14. Guarantees of the Roadway Corporation Senior Notes (continued)

Condensed Consolidating Balance Sheets

December 11, 2003

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(In Thousands)
Cash and cash equivalents	$23,816	$74,969	$7,522	$—	$106,307
Accounts receivable, including retained interest in securitized receivables, net	16,298	335,231	121,794	(116,804)	356,519
Due from affiliates	—	20,662	—	(20,662)	—
Prepaid expenses and supplies	—	19,562	276	—	19,838
Deferred income taxes	242	20,118	—	—	20,360
Assets of discontinued operations	—	—	—	—	—

Total current assets	40,356	470,542	129,592	(137,466)	503,024
Carrier operating property, at cost	—	1,453,341	32,723	—	1,486,064
Less allowance for depreciation	—	976,047	19,392	—	995,439

Net carrier operating property	—	477,294	13,331	—	490,625
Goodwill, net	—	269,094	17,599	—	286,693
Investment in subsidiaries	(103,951)	19,903	—	84,048	—
Deferred income taxes	1,034	36,708	611	—	38,353
Long-term assets	681,589	14,905	—	(650,000)	46,494

Total assets	$619,028	$1,288,446	$161,133	$(703,418)	$1,365,189

Accounts payable	$(34,721)	$210,734	$9,159	$10,662	$195,834
Due to affiliates	7,842	121,684	126,509	(148,128)	107,907
Salaries and wages	999	135,345	3,228	—	139,572
Current portion of long-term debt	—	—	—	—	—
Freight and casualty claims payable	—	55,628	2,334	—	57,962
Liabilities of discontinued operations	—	—	—	—	—

Total current liabilities	(25,880)	523,391	141,230	(137,466)	501,275

Casualty claims and other	1,492	62,341	—	—	63,833
Deferred income taxes	—	6,894	—	—	6,894
Long-term debt	225,000	650,000	—	(650,000)	225,000
Accrued pension and retiree medical	—	149,771	—	—	149,771
Total shareholders’ equity	418,416	(103,951)	19,903	84,048	418,416

Total liabilities and shareholders’ equity	$619,028	$1,288,446	$161,133	$(703,418)	$1,365,189

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14. Guarantees of the Roadway Corporation Senior Notes (continued)

Condensed Consolidating Statements of Income

Period January 1, 2003 to December 11, 2003

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(In Thousands)
Revenue	$—	$2,927,375	$125,688	$(944)	$3,052,119
Operating expenses:
Salaries, wages and benefits	6,397	1,900,058	40,254	—	1,946,709

Operating supplies and expenses	(6,972)	494,206	27,760	(944)	514,050
Purchased transportation	—	276,384	38,051	—	314,435
Operating taxes and licenses	382	74,515	2,160	—	77,057
Insurance and claims expenses	193	58,095	1,792	—	60,080
Provision for depreciation	—	66,444	3,338	—	69,782
Net loss (gain) on disposal of operating property	—	(2,150)	(422)	—	(2,572)
Compensation and other expense related to the Yellow acquisition	—	53,734	—	—	53,734
Results of affiliates	10,975	(8,932)	—	(2,043)	—

Total operating expenses	10,975	2,912,354	112,933	(2,987)	3,033,275

Operating income from continuing operations	(10,975)	15,021	12,755	2,043	18,844
Other (expenses), net	(27,225)	(8,962)	1,379	—	(34,808)

Income from continuing operations before income taxes	(38,200)	6,059	14,134	2,043	(15,964)
Provision for income taxes	(9,610)	17,035	5,201	—	12,626

Income from continuing operations	(28,590)	(10,976)	8,933	2,043	(28,590)
Income from discontinued operations	(155)	—	—	—	(155)

Net income	$(28,745)	$(10,976)	$8,933	$2,043	$(28,745)

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14. Guarantees of the Roadway Corporation Senior Notes (continued)

Condensed Consolidating Statement of Cash Flows

Period January 1, 2003 to December 11, 2003

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(In Thousands)
Net cash (used) provided by continuing operating activities	$(15,813)	$89,632	$3,869	—	$77,688

Cash flows from investing activities
Purchases of carrier operating property, net	—	(43,945)	(3,443)	—	(47,388)
Business disposal	47,430	—	—	—	47,430

Net cash (used) by investing activities	47,430	(43,945)	(3,443)	—	42

Cash flows from financing activities
Dividends paid	(3,964)	—	—	—	(3,964)
Transfers to (from) discontinued operations	58,950	(58,950)	—	—	–
Accounts receivable securitization	—	—	—	—	–
Treasury stock activity—net	7,508	—	—	—	7,508
Debt issuance costs	—	—	—	—	–
Long-term debt (payments)	(82,216)	—	—	—	(82,216)

Net cash provided (used) by financing activities	(19,722)	(58,950)	—	—	(78,672)
Effect of exchange rates on cash	—	—	358	—	358

Net (decrease) increase in cash and cash equivalents from continuing operations	11,895	(13,263)	784	—	(584)
Net (decrease) in cash and cash equivalents from discontinued operations–	—	(38)	—	—	(38)
Cash and cash equivalents at beginning of year	11,921	88,272	6,736	—	106,929

Cash and cash equivalents at end of year	$23,816	$74,971	$7,520	$—	$106,307

15. Guarantees of the Yellow Roadway Contingent Convertible Senior Notes

The following condensed consolidating financial statements set forth the Company’s balance sheet as of December 11, 2003 and the statement of operation and statement of cash flows for the period January 1, 2003 to December 11, 2003. In the following schedules “Guarantor Subsidiaries” refers to Roadway Corporation, Roadway Next Day Corporation (excludes New Penn Motor Express, Inc.), and Roadway Express, Inc. and all remaining subsidiaries are defined as “Non-guarantor subsidiaries” and “Eliminations” represent the adjustments necessary to (a) eliminate intercompany transactions and (b) eliminate the investments in the Company’s subsidiaries.

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15. Guarantees of the Yellow Roadway Contingent Convertible Senior Notes (continued)

Condensed Consolidating Balance Sheets

December 11, 2003

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(In Thousands)
Cash and cash equivalents	$76,035	$30,272	$—	$106,307
Accounts receivable, including retained interest in securitized receivables, net	307,443	38,415	10,661	356,519
Due from affiliates	48,640	106,969	(155,609)	—
Prepaid expenses and supplies	17,310	2,528	—	19,838
Deferred income taxes	16,730	3,630	—	20,360
Assets of discontinued operations	—	—	—	—

Total current assets	466,158	181,814	(144,948)	503,024
Carrier operating property, at cost	1,352,073	133,991	—	1,486,064
Less allowance for depreciation	956,606	38,833	—	995,439

Net carrier operating property	395,467	95,158	—	490,625
Goodwill, net	200	286,493	—	286,693
Investment in subsidiaries	227,427	—	(227,427)	—
Deferred income taxes	37,739	614	—	38,353
Long-term assets	690,931	5,563	(650,000)	46,494

Total assets	$1,817,922	$569,642	$(1,022,375)	$1,365,189

Accounts payable	$161,567	$23,606	$10,661	$195,834
Due to affiliates	129,058	134,458	(155,609)	107,907
Salaries and wages	127,854	11,718	—	139,572
Current portion of long-term debt	—	—	—	—
Freight and casualty claims payable	52,624	5,338	—	57,962
Liabilities of discontinued operations	—	—	—	—

Total current liabilities	471,103	175,120	(144,948)	501,275

Casualty claims and other	56,191	7,642	—	63,833
Deferred income taxes	(533)	7,427	—	6,894
Long-term debt	725,000	150,000	(650,000)	225,000
Accrued pension and retiree medical	147,745	2,026	—	149,771
Total shareholders’ equity	418,416	227,427	(227,427)	418,416

Total liabilities and shareholders’ equity	$1,817,922	$569,642	$(1,022,375)	$1,365,189

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15. Guarantees of the Yellow Roadway Contingent Convertible Senior Notes (continued)

Condensed Consolidating Statements of Income

Period January 1, 2003 to December 11, 2003

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(In Thousands)
Revenue	$2,718,839	$334,224	$(944)	$3,052,119
Operating expenses:
Salaries, wages and benefits	1,767,479	179,230	—	1,946,709
Operating supplies and expenses	457,521	57,473	(944)	514,050
Purchased transportation	274,129	40,306	—	314,435
Operating taxes and licenses	69,081	7,976	—	77,057
Insurance and claims expenses	55,888	4,192	—	60,080
Provision for depreciation	57,288	12,494	—	69,782
Net loss (gain) on disposal of operating property	(2,111)	(461)	—	(2,572)
Compensation and other expense related to the Yellow acquisition	50,393	3,341	—	53,734
Results of affiliates	(15,634)	—	15,634	—

Total operating expenses	2,714,034	304,551	14,690	3,033,275

Operating income from continuing operations	4,805	29,673	(15,634)	18,844
Other (expenses), net	(30,897)	(3,911)	—	(34,808)

Income from continuing operations before income taxes	(26,092)	25,762	(15,634)	(15,964)
Provision for income taxes	2,498	10,128	—	12,626

Income from continuing operations	(28,590)	15,634	(15,634)	(28,590)
Income from discontinued operations	(155)	—	—	(155)

Net income	$(28,745)	$15,634	$(15,634)	$(28,745)

Roadway Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

15. Guarantees of the Yellow Roadway Contingent Convertible Senior Notes (continued)

Condensed Consolidating Statement of Cash Flows

Period January 1, 2003 to December 11, 2003

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(In Thousands)
Net cash (used) provided by continuing operating activities	$49,002	$28,686	$—	$77,688

Cash flows from investing activities
Purchases of carrier operating property, net	(43,146)	(4,242)	—	(47,388)
Business disposal	47,430	—	—	47,430

Net cash (used) by investing activities	4,284	(4,242)	—	42

Cash flows from financing activities
Dividends received (paid)	159,236	(163,200)	—	(3,964)
Transfers to (from) parent	—	—	—	—
Accounts receivable securitization	—	—	—	—
Treasury stock activity—net	7,508	—	—	7,508
Debt issuance costs	—	—	—	—
Long-term debt (payments) borrowings	(232,216)	150,000	—	(82,216)

Net cash provided (used) by financing activities	(65,472)	(13,200)	—	(78,672)
Effect of exchange rates on cash	—	358	—	358

Net (decrease) increase in cash and cash equivalents from continuing operations	(12,186)	11,602	—	(584)
Net (decrease) in cash and cash equivalents from discontinued operations	(18,705)	18,667	—	(38)
Cash and cash equivalents at beginning of year	18,670	88,259	—	106,929

Cash and cash equivalents at end of year	$(12,221)	$118,528	$—	$106,307